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                                                            FINAL

Media Contact: Heather Wyse             Analyst Contact:    Colin Slade
               503/627-1121                                 503/627-3749


               TEKTRONIX ANNOUNCES SHARE PURCHASE PROGRAM

     BEAVERTON, Ore., Jan. 26, 2000 -- Tektronix, Inc. (NYSE:TEK) today announced its plan for the use of the net proceeds resulting from the sale of the company's color printer business. The plan will include paying down debt, retaining some cash for corporate purposes and using the remainder to purchase shares.

     The plan calls for $550 million of the net proceeds to be distributed to shareholders through a share purchase program. It will be structured as a combination of a Dutch Auction tender offer followed by an open market purchase of shares. The Dutch Auction tender offer commences today and consists of an offer to purchase up to $350 million of common stock at a purchase price between $39 and $44 per share. The open market purchase program will commence no earlier than 10 business days following completion of the Dutch Auction tender offer.

     Increasing its focus on the development and growth of the business, the company also announced it will discontinue paying cash dividends to shareholders in order to reinvest future earnings in targeted growth opportunities. This will be effective after the payment of the previously declared second quarter dividend, payable January 31, 2000. The company further stated its longer-term intention to allocate excess future free cash to purchase shares.

     "Discontinuing the dividend will allow us to supplement our already strong cash flow to invest in areas that we believe offer growth opportunities," said Jerry Meyer, Tektronix chairman.

DUTCH AUCTION TENDER OFFER

Tektronix is commencing an offer to purchase up to 7,954,545 shares of its common stock at a price not greater than $44 nor less than $39 per share (the "Offer")

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today, January 26, 2000. The company will conduct the Offer through a procedure commonly referred to as a modified "Dutch Auction." This procedure allows shareholders to select the price within the specified range at which each shareholder is willing to sell all or a portion of his or her shares to the company.

     Based on the number of shares tendered and the prices specified by the tendering shareholders, the company will determine the single per share price within the range that will allow it to buy 7,954,545 shares (or such lesser number of shares that are properly tendered) at a price between $39 and $44. All of the shares that are properly tendered at prices at or below that purchase price (and not withdrawn) will, subject to possible proration and provisions relating to the tender of "odd lots," be purchased for cash at the purchase price selected by the company. All other shares that have been tendered and not purchased will be returned to the shareholder.

     The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Wednesday, February 23, 2000, unless extended by the company. The Offer is subject to various terms and conditions and is explained in detail in the Offer to Purchase, Letter of Transmittal and the Notice of Guaranteed Delivery that can be obtained from ChaseMellon Consulting Services, L.L.C., 450 West 33rd Street, 14th Floor, New York, New York 10001, telephone: (212) 273-8093 or (888) 224-2745.

     Neither the company nor its board of directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares. Each shareholder must make the decision whether to tender shares and, if so, how many shares and at what price or prices shares should be tendered.

     Salomon Smith Barney will serve as the dealer manager for the Offer. ChaseMellon Consulting Services, L.L.C. will serve as the information agent.

FORWARD-LOOKING STATEMENTS

     Statements and information in this press release that relate to future results and planned transactions are based on the company's current expectations. They constitute forward-looking statements subject to a number of risk factors that could cause results and transactions to differ materially from those currently expected or desired. These risk factors include, but are not limited to, growth and business conditions in the electronic industry including the wireless communication infrastructure and the semiconductor industry; the timely introduction of new products by the company and customer acceptance of and demand for new products; the company's ability to reduce expenditures; and transition issues relating to the sale of the company's color printer business. A number of risk factors could cause the company to delay or modify its repurchase plan, including fluctuations in the stock price and operating results. Further information on factors that could cause actual results to differ from those anticipated is included in filings made by the company from time to time with the Securities and Exchange Commission, including, but not limited to, the Form 10-K for the year ended May 29, 1999 and the Forms 10-Q for the quarters ended August 28, 1999 and November 27, 1999.

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ABOUT TEKTRONIX

     Tektronix, Inc., is a test, measurement, and monitoring company providing measurement solutions to industries including semiconductors, computers, and telecommunications. With over 50 years of experience, Tektronix enables its customers to design, deploy and manage next generation global communications networks and Internet technologies. Headquartered in Beaverton, Oregon, Tektronix has operations in 25 countries worldwide.

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